EXHIBIT 99.2

To announce the record date for dividend distribution

Date of events: 2015/06/26

Contents:

1.	Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2015/06/26

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ¡¨Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend

3.	Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$4.8564 per share

4.	Ex-rights (ex-dividend) trading date: 2015/07/16

5.	Last date before book closure: 2015/07/18

6.	Book closure starting date: 2015/07/19

7.	Book closure ending date: 2015/07/23

8.	Ex-rights (ex-dividend) record date: 2015/07/23

9.	Any other matters that need to be specified: 1) Since the last date before book closure falls on weekend, the time limit for shareholders who go directly to transfer agent to register on the book will be 16:30 on July 17, 2015. 2) The payment date of the cash dividend is August 27, 2015.